EXHIBIT 77C
FLAHERTY & CRUMRINE TOTAL RETURN FUND INCORPORATED
(the "Fund")
Meeting of Shareholders
On April 21, 2015, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund. The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

     Name                For        Withheld

     Morgan Gust       8,720,386     320,978

     Karen H. Hogan     8,730,325     311,039

Donald F. Crumrine, David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.